INKSURE TECHNOLOGIES INC.

                    P.O. BOX 7006, Audubon, Pennsylvania19407

December 8, 2010

VIA EDGAR AND FACSIMILE

John Cash, Accounting Branch Chief
Dale Welcome
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

RE: INKSURE TECHNOLOGIES INC. (THE "COMPANY") FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 (THE "10-K FILING") FORMS 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2010, JUNE 30, 2010 AND SEPTEMBER 30, 2010 (THE "10-Q FILINGS", AND TOGETHER WITH THE 10-K FILING, THE "FILINGS")
     FILE NO. 000-24431

Dear Mr. Cash and Mr. Welcome:

The purpose of this letter is to respond to your letter of November 29, 2010 with respect to the above-captioned Filings. For ease of reference, each of your original comments is followed by the Company's response.

FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2010

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 5

1. IN FUTURE FILINGS, PLEASE REVISE THE LINE CONTAINING THE GAIN TO SPECIFICALLY INDICATE THAT THE $5,881,000 WAS A GAIN FROM THE EXTINGUISHMENT OF CONVERTIBLE DEBT.

In future filings we will revise the line containing the gain to specifically indicate that the $5,881,000 was a gain from the extinguishment of convertible debt.

NOTE 3, DEBT RESTRUCTURING AND CLOSING OF PRIVATE PLACEMENT, PAGE 6


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United States Securities and Exchange Commission
Page 2
December 8, 2010


2. IN FUTURE FILINGS, PLEASE REVISE THE FIRST PARAGRAPH OF YOUR FOOTNOTE TO CLARIFY THAT:

          o $8,881,000 IN CONVERTIBLE NOTES WERE RETIRED FOR $3,000,000, RESULTING IN A GAIN OF $5,881,000; AND

          o THE $2,000,000 PAID BY THE INVESTORS TO THE NOTE HOLDERS WAS REFLECTED AS NOTES PAYABLE TO SUCH INVESTORS, SUBSEQUENT TO THE TRANSACTION NOTED IN THE FIRST BULLET ABOVE.

     AS PART OF YOUR RESPONSE, PLEASE ADVISE US WITH YOUR EXPECTED DISCLOSURE REVISIONS. PLEASE ALSO REVISE LIQUIDITY AND CAPITAL RESOURCES ON PAGE 10 ACCORDINGLY.

In future filings we will revise the first paragraph of the footnote as follows:

On January 19, 2010, the Company, together with a group of investors, or the Investors, paid to our note holders, or the Noteholders, a total of $3,000,000 in order to settle the entire $8,881,000 in convertible notes, or the Notes, that were outstanding at the time.

As a result of the convertible debt extinguishment, the Company recorded a $5,881,000 gain. An amount of $1,000,000 of the funds was provided by us from available cash as a bridge, and the balance of $2,000,000 was provided by the Investors. In consideration for the $2,000,000 paid by the Investors, $6,881,000 in Notes were retired and $2,000,000 in Notes remained outstanding as a secured senior obligation to the Investors in accordance with the terms of the Notes.

In addition, we will revise liquidity and capital resources on page 10 as follows:

On January 19, 2010, the Company, together with a group of Investors, paid a total of $3,000,000 to the Noteholders of our $8,881,080 outstanding Notes. As a result of the convertible debt extinguishment, the Company recorded a $5,881,000 gain. An amount of $1,000,000 of the funds was provided by us from available cash as a bridge, and the balance of $2,000,000 was provided by the Investors. In consideration for the $2,000,000 paid by the Investors, $6,881,000 in Notes were retired and $2,000,000 in Notes remained outstanding as a secured senior obligation to the Investors in accordance with the terms of the Notes.

In addition, as part of the transaction, we and the Noteholders exchanged mutual releases, all of our Series B-1 and Series B-2 Warrants issued in the names of the Noteholders, which were exercisable for an aggregate of 15,000,000 shares of our common stock, were cancelled, and our Series A Warrants issued in the name of one of the Noteholders, which were exercisable for an aggregate of 3,570,337 shares of our common stock at an exercise price of $0.60 per share, were amended, such that they may be exercised for an aggregate of 2,183,000 shares of our common stock at an exercise price of $0.15 per share.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 7


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United States Securities and Exchange Commission
Page 3
December 8, 2010


GENERAL

3.   IN FUTURE ANNUAL AND QUARTERLY FILINGS PLEASE:

          o EXPAND YOUR DISCUSSION OF REVENUES TO ADDRESS AND QUANTIFY THE IMPACT THAT VOLUME SOLD AND/OR SELLING PRICE HAD ON FLUCTUATIONS IN SALES FROM PERIOD-TO-PERIOD; AND

          o DISCUSS AND QUANTIFY YOUR MATERIAL COSTS, SUB-CONTRACTOR COSTS, AND ANY OTHER COSTS THAT SIGNIFICANTLY IMPACT CHANGES IN COST OF REVENUES FROM PERIOD-TO-PERIOD.

     SEE SECTIONS 501.04 AND 501.12 OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES FOR GUIDANCE.

In future annual and quarterly filings, we will expand our discussion of revenues and discuss and quantify our costs as described above.

The Company acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 011-(+972) 8-936-5583 Ext. 107, our accountant Mr. Nati Rom at 011-(+972) 3-608-5295, or our attorneys, Mr. Yair Estline, Esq. at 011-(+972) 3-795-5569, or Mr. Howard E. Berkenblit, Esq. at
(617) 338-2979, if you have any questions or require additional information.

                                              Respectfully,

                                              InkSure Technologies Inc.

                                              By: /s/ David (Dadi) Avner
                                                  ----------------------
                                                      David (Dadi) Avner
                                                      Chief Financial Officer
cc:   Yair Estline, Esq.
      Howard E. Berkenblit, Esq.
      Nati Rom, CPA